UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 34)

HRG GROUP, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 7, 2016
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 5 of 9

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (*)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (*)
14	TYPE OF REPORTING PERSON IN

(*) See Item 3 of this Schedule 13D for a description of the shares excluded from row 11 above.

CUSIP No. 41146A106	SC 13D	Page 6 of 9

Item 1. Security and Issuer.

This Amendment No. 34 to Schedule 13D (“Amendment No. 34”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011, Amendment No. 6, filed on March 10, 2011, Amendment No. 7, filed on May 16, 2011, Amendment No. 8, filed on May 23, 2011, Amendment No. 9, filed on February 1, 2012, Amendment No. 10, filed on March 14, 2012, Amendment No. 11, filed on June 18, 2012, Amendment No. 12, filed on December 14, 2013, Amendment No. 13 filed on December 19, 2012, Amendment No. 14 filed on January 16, 2013, Amendment No. 15 filed on June 3, 2013, Amendment No. 16 filed on August 14, 2013, Amendment No. 17 filed on September 20, 2013, Amendment No. 18 filed on September 27, 2013, Amendment No. 19 filed on February 6, 2014, Amendment No. 20 filed on February 18, 2014, Amendment No. 21 filed on March 18, 2014, Amendment No. 22 filed on April 1, 2014, Amendment No. 23 filed on July 3, 2014, Amendment No. 24 filed on August 14, 2014, Amendment No. 25 filed on December 10, 2014, Amendment No. 26 filed on May 27, 2015, Amendment No. 27 filed on July 2, 2015, Amendment No. 28 filed on July 10, 2015, Amendment No. 29 filed on September 10, 2015, Amendment No. 30 filed on October 1, 2015, Amendment No. 31 filed on November 17, 2015, Amendment No. 32 filed on December 22, 2015 and Amendment No. 33 filed on February 4, 2016 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of HRG Group, Inc. (f/k/a Harbinger Group Inc.) (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2. Identity and Background.

No Material Change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 8,500,000 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 8,500,000 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 8,500,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 8,500,000 Shares.

The Shares reported as beneficially owned by the Reporting Persons do not include the Shares that Mr. Philip Falcone may acquire pursuant to a warrant grant (the “Warrant”) made to Mr. Falcone under the Harbinger Group Inc. 2014 Warrant Award Plan (the “2014 Plan”). As previously disclosed by the Issuer, at the Issuer’s Annual Stockholders Meeting held on May 30, 2014, the stockholders of the Issuer approved the 2014 Plan, which made effective the Warrant grant made to Mr. Philip Falcone to purchase up to 3,000,000 Shares at a per Share exercise price of $13.25, which was the per Share exercise price equal to 105% of the closing price of Shares on the date of grant. Except as otherwise provided in the Warrant grant documents, the warrants will expire on March 10, 2019 and will vest in five equal tranches over the five years, with 20% having vested on each of May 30, 2014 and March 10, 2015 and an additional 20% vesting on each of March 10, 2016, 2017 and 2018. Pursuant to the Separation Agreement (as defined below), the Warrant will continue to vest on the schedule described above as if Mr. Falcone remained employed with the Issuer through each applicable vesting date.”

CUSIP No. 41146A106	SC 13D	Page 7 of 9

Item 4.   Purpose of Transaction.

No Material Change.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety with the following:

“References to the percentage ownership of Shares in this Schedule 13D is based on the 200,598,064 Shares stated to be outstanding as of February 1, 2016 by the Issuer in its quarterly report on Form 10-Q for the quarter ended December 31, 2015, filed with the SEC on February 5, 2016.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 8,500,000 Shares, constituting 4.2% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,500,000 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 8,500,000 Shares, constituting 4.2% of the Shares.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,500,000 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 41146A106	SC 13D	Page 8 of 9

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 8,500,000 Shares, constituting 4.2% of the Shares.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,500,000 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 8,500,000 Shares, constituting 4.2% of the Shares.

Without giving effect to Shares that Mr. Falcone may acquire upon the exercise of the Warrant, as of the date hereof, Mr. Falcone may be deemed to (i) be the beneficial owner of 8,500,000 Shares, constituting 4.2% of the Shares; and (ii) have sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,500,000 Shares. See Item 3 hereof for a description of the Shares that Mr. Falcone may deemed to beneficially own pursuant to the terms of the Warrant.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) Set forth on Exhibit B hereto are the trade dates, the number of shares sold and the average price per share on each trade date, for all transactions by the Reporting Persons since the transactions reported on Amendment No. 33 to the Schedule 13D, which was filed on February 4, 2016.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No Material Change.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

CUSIP No. 41146A106	SC 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

April 22, 2016

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of HRG Group, Inc., is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

April 22, 2016

A-1

Exhibit B

Transaction in the Shares
Since the Transactions Reported on Amendment No. 33 to the Schedule 13D,
filed on February 4, 2016

SALES BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Trade Date	Number of Shares Sold	Average Price (in dollars)	Price Range (in dollars)
02/03/2016	247,175	12.1525	11.99 - 12.21
02/04/2016	188,693	12.2338	12.07 - 12.35
02/05/2016	386,772	12.3048	12.11 - 12.79
02/11/2016	190,860	10.3902	10.32 - 10.78
03/04/2016	50,000	12.2293	12.14 - 12.32
03/07/2016	150,000	12.0785	12.00 - 12.2025
03/08/2016	13,463	12.0077	12.00 - 12.01
03/09/2016	151,456	12.0512	12.03 - 12.085
03/10/2016	56,587	12.0377	12.00 - 12.1039
03/11/2016	106,635	12.1052	12.05 - 12.5750
04/05/2016	48,862	13.4988	13.41 - 13.61
04/06/2016	285,000	13.4952	13.37 - 13.64
04/07/2016	137,997	13.1496	13.00 - 13.46
04/19/2016	160,000	14.0870	14.04 - 14.155
04/30/2016	340,000	14.0306	14.03 - 14.110

*     The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, HRG Group, Inc. ("HRG") or a security holder of HRG full information regarding the number of Shares sold at each separate price within the range set forth in this column.